Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Millions
Earnings are defined:
Pretax Income Before Non-Controlling Interest	$55.7	$166.8	$162.2	$133.3	$135.0	$129.2
Add: Fixed Charges	18.7	71.9	62.5	56.7	51.2	47.6
Less: Undistributed Income from Less than
50 percent Owned Equity Investment	2.9	1.8	2.6	4.1	3.8	3.8
Earnings as defined:	$71.5	$236.9	$222.1	$185.9	$182.4	$173.0

Fixed Charges:
Interest on Long-Term Debt	$17.1	$64.7	$55.6	$50.9	$47.0	$43.1
Other Interest Charges	0.1	1.4	2.0	1.2	0.4	1.6
Interest Component of All Rentals (a)	1.5	5.8	4.9	4.6	3.8	2.9
Total Fixed Charges	$18.7	$71.9	$62.5	$56.7	$51.2	$47.6
Ratio of Earnings to Fixed Charges	3.82	3.29	3.55	3.28	3.56	3.63

(a)	Represents interest portion of rents estimated at 33 1/3 percent.